FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-34738

Kingtone Wirelessinfo Solution Holding Ltd

(Translation of registrant’s name into English)

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province,

People’s Republic of China 710065

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐  No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐  No ☐

Kingtone Wirelessinfo Solution Holding Ltd

FORM 6-K

As previously reported under Reports of Foreign Private Issuer on Form 6-K on January 30, 2018 reporting the Entry into Material Definitive Agreements And Potential Acquisitions and Dispositions of Assets, April 24, 2018 on the Notice of Special Meeting of Shareholders, May 18, 2018 furnishing the Pro Forma Financial Statements of Kingtone Wirelessinfo Solution Holding Ltd (the “Company”) as of March 31, 2018 and for the three months ended March 31, 2018 and the year ended December 31, 2017 (unaudited), and May 23, 2018 reporting the results of the shareholders’ votes on the proposals associated with the contemplated assets acquisition of LK Technology Ltd. in a special shareholders meeting held on May 21, 2018, the Company is hereby furnishing under the cover of Form 6-K:

Exhibit 99.1	Audited Financial Statements of LK Technology Ltd. and subsidiaries as of and for the years ended December 31, 2017 and 2016

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingtone Wirelessinfo Solution Holding Ltd

By:	/s/ Peng Zhang
Name:	Peng Zhang
Title:	Chief Executive Officer

Date: August 1, 2018

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